Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Denison Mines Corp.

We consent to the use of our reports, each dated March 4, 2021, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports in the Registration Statement on Form F-10 (No. 333-238108) and Registration Statements on Forms S-8 (No. 333-48174, No. 333-148915, No. 333-190121 and 33-224641) of Denison Mines Corp.

(Signed) "KPMG LLP"

Chartered Professional Accountants, Licensed Public Accountants

March 29, 2021
Toronto, Canada